FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Hayden, III Joseph P.	2. Issuer Name and Ticker or Trading Symbol The Midland Company (MLAN)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [X] Director [_] 10% Owner [X] Officer (give title below) [_] Other (specify below) Chairman of the Board and COO
(Last) (First) (Middle) 7000 Midland Boulevard	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####	4. Statement for Month/Day/Year February 21, 2003
(Street) Amelia, Ohio 45102-2607		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	2/21/03		A(1)		7,680	A	--	--	D
Common Stock	2/21/03		J(2)		2,680	D	--	295,041(3)	D
Common Stock								266,716	I	Trustee for Marital Trust
Common Stock								23,256	I	By Spouse
Common Stock								83,716	I	As Trustee for Immediate Family
Common Stock								232,834	I	By Children in Trust
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II —Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date if any (Month/ Day/ Year)	4. Transaction Code Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option	$11.375							2/21/01	2/21/10	Common Stock	6,350	--	6,350	D
Stock Option	$11.375							2/21/02	2/21/10	Common Stock	6,350	--	6,350	D
Stock Option	$11.375							2/21/03	2/21/10	Common Stock	6,350	--	6,350	D
Stock Option	$11.375							2/21/04	2/21/10	Common Stock	6,350	--	6,350	D
Stock Option	$16.594							2/15/02	2/15/11	Common Stock	6,000	--	6,000	D
Stock Option	$16.594							2/15/03	2/15/11	Common Stock	6,000	--	6,000	D
Stock Option	$16.594							2/15/04	2/15/11	Common Stock	6,000	--	6,000	D
Stock Option	$16.594							2/15/05	2/15/11	Common Stock	6,000	--	6,000	D
Stock Option	$20.78							2/15/03	2/14/12	Common Stock	4,970	--	4,970	D
Stock Option	$20.78							2/15/04	2/14/12	Common Stock	4,970	--	4,970	D
Stock Option	$20.78							2/15/05	2/14/12	Common Stock	4,970	--	4,970	D
Stock Option	$20.78							2/15/06	2/14/12	Common Stock	4,970	--	4,970	D
Stock Option	$17.23							2/14/04	2/13/13	Common Stock	6,284	--	6,284	D
Stock Option	$17.23							2/14/05	2/13/13	Common Stock	6,284	--	6,284	D
Stock Option	$17.23							2/14/06	2/13/13	Common Stock	6,284	--	6,284	D
Stock Option	$17.23							2/14/07	2/13/13	Common Stock	6,283	--	6,283	D
Explanation of Responses:

(1) Transaction represents shares that were earned by Mr. Hayden based on performance rights awarded to him February 21, 2000 pursuant to the 1992 Incentive Stock Plan, as amended and restated.

(2) Shares traded-in in satisfaction of taxes due based on performance shares earned.

(3) The share total has been adjusted downward to account for performance rights which did not vest
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/Lori Birkenhauer **Signature of Lori Birkenhauer as Attorney-in-Fact for Joseph P. Hayden III	2/24/03 Date
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